UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

VERVE THERAPEUTICS, INC.

(Name of Subject Company (issuer))

RIDGEWAY ACQUISITION CORPORATION

(Offeror)

an indirect wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.001 par value per share

(Title of Class of Securities)

92539P101

(CUSIP Number of Class of Securities)

Anat Hakim

Executive Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Sophia Hudson, P.C.

Sharon Freiman, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Telephone: (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 25, 2025 (as it may be further amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Ridgeway Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Verve Therapeutics, Inc., a Delaware corporation (“Verve”), in exchange for (i) $10.50 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, plus (ii) one non-tradable contingent value right (“CVR”) per Share, which represents the contractual right to receive a contingent payment of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of a certain specified milestone, all in accordance with the terms and subject to the conditions and other provisions of a contingent value rights agreement to be entered into by and among Purchaser, Lilly, Computershare Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 25, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The Offer will expire at one minute past 11:59 p.m., Eastern Time, on July 23, 2025, unless the Offer is extended or earlier terminated (such time or such subsequent time to which the expiration of the Offer is extended, the “Expiration Time”). In the case of an extension of the Expiration Time, a public announcement of such extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Time. The terms and conditions relating to the Offer, including the procedures regarding the extension of the Expiration Time, are described in Section 1 — “Terms of the Offer” of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by deleting the tenth paragraph under the subheading “Background of the Offer” in Section 10 — “Background of the Offer; Past Contacts or Negotiations with Verve” of the Offer to Purchase and replacing it with the following paragraph (for clarity, new text is highlighted with bold, underlined text and deleted text is highlighted with ~~crossed out text~~):

“On April 1, 2025, Lilly sent to Verve a non-binding indication of interest for a potential acquisition of Verve for $10.00 per Share upfront in cash plus a CVR of $3.00 payable upon the dosing of the first human subject in the U.S. in a Phase 3 Clinical Trial for VERVE-102 targeting ASCVD (the “Clinical Trial Milestone”) (the “April Proposal”). Negotiations relating to the April Proposal did not address management retention and compensation.”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by deleting the eighteenth paragraph under the subheading “Background of the Offer” in Section 10 — “Background of the Offer; Past Contacts or Negotiations with Verve” of the Offer to Purchase and replacing it with the following paragraph (for clarity, new text is highlighted with bold, underlined text and deleted text is highlighted with ~~crossed out text~~):

“On May 14, 2025, Lilly sent to Verve a revised non-binding indication of interest for a potential acquisition of Verve for $10.00 per Share upfront in cash plus a CVR of up to $5.00, with (i) $2.00 payable upon the achievement of the Clinical Trial Milestone, (ii) $1.00 payable upon FDA approval to commercially distribute, market and sell VERVE-102 for treatment of ASCVD and (iii) $2.00 payable upon the first calendar year in which annual global net sales of VERVE-102 exceed $1,000,000,000 (the “May 14 Proposal”), and requested a 30-day exclusivity period. Negotiations relating to the May 14 Proposal did not address management retention and compensation.”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by deleting the twenty-sixth paragraph under the subheading “Background of the Offer” in Section 10 — “Background of the Offer; Past Contacts or Negotiations with Verve” of the Offer to Purchase and replacing it with the following paragraph (for clarity, new text is highlighted with bold, underlined text and deleted text is highlighted with ~~crossed out text~~):

“During the period from June 4, 2025 to June 16, 2025, Verve and Lilly, along with their respective legal counsels, exchanged several drafts of, and engaged in numerous discussions and negotiations concerning the terms of, the Merger Agreement, CVR Agreement and the Tender and Support Agreements, which included discussion and negotiations regarding the granting by Verve of certain retention awards to its employees, including its executive officers, as described under the subheading “Retention Awards” in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” in the Schedule 14D-9 filed by Verve on June 25, 2025, as amended from time to time (the “Retention Awards”), and other employee matters, in each case, as authorized by the Verve Board, and from June 12, 2025, a negotiation of an offset to the ~~m~~Milestone ~~p~~Payment due under the CVR Agreement for certain payments made, or to be made, by Purchaser (or its controlled affiliates) for it (or its controlled affiliates) to obtain an exclusive license or retain sole ownership under certain patents.”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following paragraph immediately following the end of the last paragraph in Section 12 — “Purpose of the Offer; Plans for Verve” of the Offer to Purchase:

“It is possible that Verve’s employees, including its executive officers, may enter into employment or other arrangements with Lilly or its affiliates (other than Verve) in the future. As of the date of this Offer to Purchase or as of July 15, 2025, Verve’s executive officers and directors have not entered into such agreements or arrangements with Lilly regarding continued service with Lilly or its affiliates after the Closing Date (other than such persons’ existing arrangements with Verve, including the Retention Awards granted by Verve).”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by deleting the second paragraph under the subheading “Antitrust Compliance” in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase and replacing it with the following paragraph (for clarity, new text is highlighted with bold, underlined text and deleted text is highlighted with ~~crossed out text~~):

“Lilly and Verve ~~expect to file~~ filed their respective Premerger Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division on June 25, 2025 initiating a 30-day waiting period. If the 30-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m., Eastern Time, of the next day that is not a Saturday, Sunday or federal holiday. During the 30-day waiting period, the FTC or the Antitrust Division can choose to shorten the waiting period by granting early termination or may extend the waiting period by issuing a Request for Additional Information and Documentary Materials (a “Second Request”) to each party. Alternatively, to provide the FTC or Antitrust Division with additional time to review the proposed transactions, the parties may withdraw and refile their HSR Notification Forms, following a procedure established pursuant to 16 CFR 803.12(c), starting a new 30-day waiting period. If the FTC or the Antitrust Division issue Second Requests, the waiting period with respect to the Offer would be extended to 11:59 p.m., Eastern Time, on the 30th day after certification of substantial compliance with such Second Requests by both parties (however, the parties could agree with the FTC or DOJ not to consummate the acquisition for some period of time after the waiting period expires). As a practical matter, if such Second Requests were issued, it could take a significant period of time to achieve substantial compliance with such Second Requests, which could delay the Offer.”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following new sub-heading and paragraphs immediately following the end of the last paragraph in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“Certain Litigation

Verve is aware of two complaints (which are collectively referred to as the “complaints”) that have been filed by purported stockholders of Verve against Verve and members of the Verve Board seeking to enjoin the merger and to obtain other relief. Both complaints (captioned Johnson v. Verve Therapeutics, Inc., et al., Index No. 653852/2025, filed on June 25, 2025, and Thompson v. Verve Therapeutics, Inc., et al., Index No. 653875/2025, filed on June 26, 2025) have been filed in the Supreme Court of the State of New York, County of New York.

The two pending complaints assert claims of negligent misrepresentation, concealment and negligence against Verve and the members of the Verve Board under New York common law in connection with alleged failures to disclose certain supposedly material information regarding the Transactions in the Schedule 14D-9 filed by Verve on June 25, 2025 in connection with the Transactions. The complaints seek, among other things: an order enjoining the defendants from consummating the Transactions; revisions to the Schedule 14D-9; rescission of the Transactions if they have already been consummated or actual and punitive damages; and an award of plaintiff’s fees and expenses in connection with the litigation, including reasonable attorneys’ and experts’ fees and expenses.

In addition to the complaints, Verve has received several demand letters (which are referred to collectively as the “demand letters”) from purported stockholders of Verve with respect to the Merger. The allegations in the demand letters regarding the Schedule 14D-9 are substantially similar to the allegations in the complaints regarding the Schedule 14D-9.

The outcome of the matters described above cannot be predicted with certainty. Additional lawsuits, demands or complaints may be filed against Verve, the Verve Board, Lilly and/or Purchaser in connection with the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional lawsuits, demands or complaints are received by or filed, absent new or different allegations that are material, Lilly, Purchaser and/or Verve will not necessarily announce such occurrences.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 15, 2025	RIDGEWAY ACQUISITION CORPORATION

/s/ Jonathan R. Haug
	Name:	Jonathan R. Haug
	Title:	President

ELI LILLY AND COMPANY

/s/ Jonathan Groff
	Name:	Jonathan Groff
	Title:	Associate Vice President and Assistant General Counsel